Exhibit 12.1

	Predecessor Entity							Successor Entity
	Year Ended December 31,					Six Months Ended June 30, 2009	For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through June 30, 2010
	2005	2006	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$11,131	$16,375	$19,866	$27,683	$37,053	$17,331	$8,846	$(13,408)
Add: Interest expense	4,545	12,845	13,695	13,729	14,948	7,457	5,717	3,320
Add: Estimate of implicit interest in rental expense	1,241	1,628	1,920	2,747	3,051	1,537	1,124	486
Less: Noncontrolling interests	(7,198)	(11,833)	(14,706)	(17,179)	(22,391)	(10,067)	(9,266)	(4,042)

Total adjustments	(1,412)	2,640	909	(703)	(4,392)	(1,073)	(2,425)	(236)
Adjusted income from operations	$9,719	$19,015	$20,775	$26,980	$32,661	$16,258	$6,421	$(13,644)

Fixed charges:
Interest expense	$4,545	$12,845	$13,695	$13,729	$14,948	$7,457	$5,717	$3,320
Interest portion of rent expense	1,241	1,628	1,920	2,747	3,051	1,537	1,124	486

Total fixed charges	$5,786	$14,473	$15,615	$16,476	$17,999	$8,994	$6,841	$3,806

Ratio of earnings to fixed charges	1.68	1.31	1.33	1.64	1.81	1.81	0.94	-3.58

Earnings deficiency to cover fixed charges	$—	$—	$—	$—	$—	$—	$—	$(13,408)